355, Inc.
711 N. 1st Avenue
Arcadia, California 91006

August 22, 2008

Securities Exchange Commission
Attn: Brian K. Bhandari, Branch Chief
Offices of Beverages, Apparel and Health Care Services
Mail Stop 6010
100 F St. NE
Washington, D.C. 20549

Re:	355, Inc.
Form 10-KSB/A for Fiscal Year Ended
December 31, 2007
Filed July 25, 2008
File No. 000-50413

Dear Mr. Bhandari:

We represent 355, Inc. (the “Company”).  We are in receipt of your letter dated August 1, 2008 regarding the above referenced filing and the following is our response:

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A – Controls and Procedures, page 5

1.
We reviewed your response to our letter dated July 17, 2008.  Your response did not address how you considered whether management’s failure to perform or complete its report on internal control over financial reporting impacted your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007.  Please revise or advise.

Response:  We have updated the section on Controls and Procedures to state that we are not effective in our disclosure of our internal control because we failed to include our Management’s Report on Internal Control.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

355, Inc.

By: /s/ Alex Jen
      Alex Jen